November 22, 2024

Sherri Luther
Chief Financial Officer and Treasurer
COHERENT CORP.
375 Saxonburg Boulevard
Saxonburg, PA 16056

        Re: COHERENT CORP.
            Form 8-K Filed May 6, 2024
            File No. 001-39375
Dear Sherri Luther:

        We have reviewed your October 29, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
15, 2024 letter.

Form 8-K Filed May 6, 2024
Exhibit 99.2, page 41

1. We note your responses to prior comments 1 and 2 from our letter dated July 3, 2024 and comment 2 from our letter dated October 15, 2024 related to your non-GAAP adjustments for integration, site consolidation and other costs. As inventory write-
       offs, overlapping labor and travel costs, and manufacturing inefficiencies related to sites being shut down appear to be normal, recurring operating expenses necessary to operate your business, please remove the adjustments for these expenses from your non-GAAP measures. Refer to Question 100.01 of the Compliance and Disclosure
       Interpretations for Non-GAAP Financial Measures.
 November 22, 2024
Page 2

       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services